

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

June 22, 2016

<u>Via E-mail</u>
Wei Shi
President and Chief Executive Officer
Toyota Auto Finance Receivables LLC
19851 S. Western Avenue EF 12
Torrance, CA 90501

> **Re:** **Toyota Auto Receivables 2013-A Owner Trust**
> **Toyota Auto Receivables 2013-B Owner Trust**
> **Toyota Auto Receivables 2015-A Owner Trust**
> **Toyota Auto Receivables 2015-C Owner Trust**
> **Forms 10-K for Fiscal Year Ended December 31, 2015**
> **Filed March 25, 2016**
> **File Nos. 333-168098-07, 333-188672-02, 333-188672-06 and 333-188672-08**

Dear Mr. Shi:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Item 1122 of Regulation AB. Compliance with Applicable Servicing Criteria</u>

1. We note your descriptions of the material instances of noncompliance with respect to Item 1122(d)(4)(vi) and Item 1122(d)(4)(vii) of Regulation AB. We further note that similar disclosures describing similar material instances of noncompliance have been made on a recurring basis in recent years in annual reports for transactions where Toyota Motor Credit Corporation ("TMCC") acted as servicer, including, for example, in Forms 10-K for the fiscal years ended December 31, 2012, December 31, 2013, and (with respect to Item 1122(d)(4)(vii) only) December 31, 2014. With a view towards disclosure, please explain to us:

- whether the material instances of noncompliance you described in the Forms 10-K for the fiscal year ended December 31, 2015 (the "FY 2015 Forms 10-K") are the same as the material instances of noncompliance described in prior years;
- whether the remedial considerations that you have disclosed in the FY 2015 Forms 10-K are the same steps that you had disclosed taking in the previous Forms 10-K;
- what additional considerations were given to what TMCC would do to address the recurring nature of these instances of noncompliance; and
- any other steps that TMCC has undertaken or will undertake to ensure that similar errors do not occur in the future.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lulu Cheng at 202-551-3811 or me at 202-551-3262 if you have any questions.

Sincerely,

/s/ Arthur C. Sandel

Arthur C. Sandel
Special Counsel
Office of Structured Finance

cc: Stacey L. Foland, Esq., Toyota Motor Credit Corporation
        Reed D. Auerbach, Esq., Morgan, Lewis & Bockius LLP